One Williams Center
P.O. Box 3102, MD 35-8
Tulsa, OK  74101-3102
(539) 573-2164

July 31, 2012

Via U.S. Mail

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:       Apco Oil and Gas International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on February 29, 2012
File No. 0-08933

Dear Mr. Horowitz:

On behalf of Apco Oil and Gas International Inc. (the “Company”), a Cayman Islands company, set forth below is our response to the two follow-up comments by the staff of the Division of Corporation Finance received by letter dated July 17, 2012:

Form 10-K for Fiscal Year Ended December 31, 2011

Oil and Natural Gas Reserves

Proved Undeveloped Reserves, page 4

1.
We note your response to comment 2 in our letter dated May 29, 2012.  Your proposed disclosure stating “remaining proved undeveloped reserves are forecast to be drilled within the next five years…” does not appear to fully address the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X which specifies a five year limit after initially recording undrilled locations as proved undeveloped reserves (“PUDs”).  As requested in our prior comment, please tell us the number of locations scheduled for development beyond five years from the date of booking as well as the PUDs attributed to them.

Response:

We inform the Staff that of the total PUD wells included in our development plan, five well locations are scheduled for development beyond five years from the date that these well locations were classified as PUD. The proved undeveloped reserves, net to the Company, associated with these five well locations totals 320 thousand barrels of oil equivalent, or 1.9% of our total proved undeveloped reserves and 0.7% of our total proved reserves. These five locations remain undrilled because other wells drilled over the years took priority. Nevertheless, these locations are included in our current five year development plan and we intend to drill them. We viewed these percentages as immaterial.

2.
We note your response to comment 3 in our letter dated May 29, 2012.  Please provide us with additional detail regarding your development plans explaining how you intend to convert your PUDs within five years of the date they were initially recorded.  As previously noted, it appears that you converted your PUDs to proved developed reserves at a rate of 16% in 2011, 19% in 2010 and 15% in 2009.

Response:

As described in our prior response to comment 3 of your letter dated May 29, 2012, our development plan for drilling scheduled proved undeveloped wells includes the drilling of 166 gross wells before the end of 2016, at an estimated cost, net to the Company, of $209 million. Twenty five percent of these wells, or 42 gross wells, are expected to be drilled during 2012. In addition, our PUD development plan also calls for the drilling of 58 gross wells during 2013, 50 gross wells during 2014 and 16 gross wells during 2015 for a total of 166 PUD locations.

End of Response

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the request, please contact me at (539) 573-1616 or by fax (539) 573-3082.

Sincerely,

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer